SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                   FORM  12B-25

                        Commission  File  Number:  000-29485

                           NOTIFICATION  OF  LATE  FILING

[]  Form  10-K          [] Form  11-K         []  Form  20-F      [x] Form  10-Q
[]  Form  N-SAR

     For  Period  Ended:  June  30,  2004

[]  Transition  Report  on  Form  10-K        [] Transition Report on Form  10-Q
[]  Transition  Report  on  Form  20-F        [] Transition Report on Form N-SAR

For  the  Transition  Period  Ended:  _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
___________________________________________

                                     PART  I
                             REGISTRANT  INFORMATION

Full  name  of  registrant                  Resolve  Staffing,  Inc.
Former  name  if  applicable                Columbialum  Staffing,  Inc.
Address  of  principal  executive  office   105  N.  Falkenburg  Road,  Suite  B
City,  state  and  zip  code                Tampa,  Florida  33619

                                     PART  II
                             RULE  12B-25  (B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this for could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART  III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

                                     PART  IV
                                OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Don  Quarterman           (813)                  662-0074
        -------------      --------------        ------------------
        (Name)             (Area  Code)          (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X]   Yes   []   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       []  Yes    [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There  was  a  delay  internally in generating the financial information due the
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hurrican  evacuation  in  Tampa,  FL.
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                             Resolve  Staffing,  Inc.
                   Name  of  Registrant  as  Specified  in  Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August  16,  2004               /s/  Don  Quarterman
                                        ------------------
                                        By:  Don  Quarterman
                                        President